EXHIBIT 21

LIST OF SUBSIDIARIES

The Company had the following subsidiaries as of the date of this report:

NAME	INCORPORATED
1. First National Bank & Trust Company of the Treasure Coast	United States

2. FNB Brokerage Services, Inc.	Florida

3. FNB Insurance Services, Inc.	Florida

4. South Branch Building, Inc.	Florida

5. Big O RV Resort, Inc.	Florida

6. FNB Property Holdings, Inc.	Delaware

7. FNB RE Services, Inc.	Florida